Exhibit 99.31

GCM MINING CORP.

(Formerly Gran Colombia Gold Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2022

MAY 12, 2022

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for GCM Mining Corp. (the “Company” or “GCM”) should be read in conjunction with the unaudited condensed consolidated financial statements and related notes thereto for the three months ended March 31, 2022 (the “Interim Financial Statements”) and the annual audited financial statements and annual MD&A for the year ended December 31, 2021, which are available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Readers are encouraged to read the Cautionary Note Regarding Forward Looking Information included on page 30 of this MD&A and the Company’s Annual Information Form dated as of March 31, 2022, also available on the Company’s website and SEDAR. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements in International Accounting Standard – Interim Financial Reporting (“IAS 34”). All figures contained herein are expressed in United States dollars (“USD”), except for production, share data or as otherwise stated.

GCM uses the following non-GAAP financial performance measures in its MD&A: realized gold and silver price per ounce sold, total cash cost and AISC per ounce sold, sustaining capital and non-sustaining capital expenditures, adjusted EBITDA, adjusted net earnings, adjusted net earnings per share and Free Cash Flow. Non-GAAP financial performance measures in this MD&A are identified with “NG”. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to pages 24 to 28. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Quarter 2022 Highlights

●

GCM’s gold production from its Segovia Operations totaled 49,951 ounces in the first quarter of 2022, up 2% over the first quarter last year. In April 2022, Segovia produced 18,321 ounces of gold bringing Segovia’s trailing 12 months’ total gold production as of the end of April 2022 to 208,130 ounces, up 1% over 2021. Expansion of the Company’s processing plant at Segovia to 2,000 tpd is proceeding well and is expected to be fully completed by mid-2022. The Company is on track to meet its annual production guidance for 2022 of between 210,000 and 225,000 ounces of gold.

●

The new polymetallic recovery plant constructed in 2021 at Segovia produced approximately 252,000 lbs of payable zinc and 338,000 lbs of payable lead in the first quarter of 2022. The concentrate production is currently being stockpiled as the Company finalizes the offtake contract with an international customer for shipments to commence before the end of the second quarter of 2022.

●

Consolidated revenue, all of which was sourced from the Segovia Operations in the first quarter of 2022, amounted to $101.3 million compared with $101.9 million in the first quarter last year, which included

1  |  P a g e

$5.1 million from Aris Gold Corporation (“Aris”) prior to the loss of control of Aris on February 4, 2021. Segovia’s revenue in the first quarter of 2022 was up 5% from the first quarter last year reflecting a 2% increase in the volume of gold sold to 53,645 ounces and a 3% increase in realized gold prices to an average of $1,860 per ounce.

●

At the Segovia Operations, total cash costs NG averaged $817 per ounce in the first quarter of 2022 compared with $825 per ounce in the first quarter of 2021. Including the Marmato mining operations owned by Aris, consolidated total cash costs were $862 per ounce in the first quarter last year.

●

All-in sustaining costs (“AISC”) NG per ounce sold for the Segovia Operations were $1,187 in the first quarter of 2022 compared with $1,120 per ounce in the first quarter last year. The year-over-year increase in Segovia’s AISC primarily reflects $3.2 million of fees, equivalent to about $60 per ounce sold, included in G&A expenses in the first quarter of 2022 related to the Company’s ongoing arbitration proceedings with the International Centre for Settlement of Investment Disputes (“ICSID”) in respect of its claim against the Republic of Colombia (the “FTA Claim”). Including Marmato, consolidated AISC in the first quarter last year was $1,164 per ounce.

●

GCM maintained its commitment to its exploration drilling campaigns in the first quarter of 2022, completing a total of approximately 8,700 meters of drilling at El Silencio and Sandra K and another approximately 6,500 meters through its brownfield drilling program at Cristales, Marmajito, Manzanillo and Vera.

●

Adjusted EBITDA NG amounted to $45.2 million for the first quarter of 2022 compared with $46.3 million in the first quarter last year. This brings the trailing 12 months’ total adjusted EBITDA at the end of March 2022 to $170.5 million compared with $171.6 million in 2021.

●

Net cash provided by operating activities in the first quarter of 2022 was $24.2 million compared with $13.6 million in the first quarter last year which was net of $10.1 million used by Aris prior to the loss of control in early 2021. This brings the trailing 12 months’ net cash provided by operating activities at the end of March 2022 to $91.1 million, up from $80.6 million in 2021.

●

Free Cash Flow NG in the first quarter of 2022 was $10.7 million compared with $2.5 million in the first quarter last year bringing the trailing 12 months’ Free Cash Flow at the end of March 2022 to $34.4 million, up from $26.2 million in 2021.

●

The Company’s balance sheet remained strong with a cash position of $315.1 million at March 31, 2022. The Company also has $138.0 million of funding available for construction of its Toroparu Project in Guyana through a precious metals stream facility with Wheaton Precious Metals (Caymans) Ltd. (“Wheaton”). Other than scheduled interest payments, the Company has no maturities of its long-term debt in the next 12 months.

●

The Company returned a total of $4.6 million to shareholders in the first quarter of 2022 with payment of its monthly dividends totaling $3.5 million and the repurchase of approximately 0.3 million shares for cancellation at a cost of $1.1 million. In April 2022, the Company purchased and cancelled an additional 100,000 common shares under its Normal Course Issuer Bid (“NCIB”).

●	Income from operations in the first quarter of 2022 was $35.7 million, down from $39.1 million in the

2  |  P a g e

first quarter last year largely due to the increase in G&A, share-based compensation and social programs expenses which more than offset the benefit of the reduction in Segovia’s total cash cost NG per ounce sold in the first quarter of 2022 versus the first quarter last year.

●

The Company reported net income of $5.2 million ($0.05 per share) in the first quarter of 2022 compared with $118.3 million ($2.02 per share) in the first quarter last year. Net earnings in the first quarter last year included the benefit of a $56.9 million gain on loss of control of Aris, the $42.8 million gain on financial instruments and an $8.9 million gain on sale of the Zancudo Project, offset partially by $9.8 million of transaction costs incurred by Aris in connection with the loss of control in early 2021.

●

The Company reported adjusted net income NG for the first quarter of 2022 of $14.8 million ($0.15 per share) compared with $21.9 million ($0.36 per share) in the first quarter last year. The year-over-year decrease in adjusted net income in the first quarter of 2022 largely reflects the $4.0 million decrease in income from operations as noted above together with a $2.5 million increase in finance costs resulting from the Senior Notes issued in August 2021 and an increase in income tax expense due to the tax rate increase in Colombia effective in 2022.

Selected Financial Information

	First Quarter
	2022	2021

Operating data
Gold produced (ounces) (1)	49,951	51,486
Gold sold (ounces)	53,645	55,317
Average realized gold price ($/oz sold) (2)	$1,860	$1,812
Total cash costs ($/oz sold) (2)	817	862
AISC ($/oz sold) (2)	1,187	1,164
Financial data ($000’s, except per share amounts)
Revenue	$101,322	$101,919
Adjusted EBITDA (2)	45,218	46,323
Net income	5,238	118,305
Per share - basic	0.05	2.02
Per share - diluted	0.05	1.28
Adjusted net income (2)	14,781	21,948
Per share - basic (2)	0.15	0.36
Per share - diluted (2)	0.14	0.31
Net cash provided by operating activities	24,209	13,617
Free cash flow (2)	10,688	2,497

(1) First quarter 2021 includes production from the Marmato Project up to February 4, 2021, the date of loss of control of Aris.
(2) Refer to “Non-IFRS Measures” on pages 24-28.
	March 31,	December 31,
	2022	2021

Balance sheet ($000’s):
Cash and cash equivalents	$315,064	$323,565
Gold Bullion (1)	2,688	4,479
Senior Notes due 2026 – principal amount outstanding (2)	300,000	300,000
Convertible Debentures due 2024 – principal amount outstanding (3)	CA18,000	CA18,000

(1)	The Company is maintaining a portion of its liquidity in gold bullion. As at March 31, 2022, the Company had 1,500 ounces in its gold bullion account (December 31, 2021 – 2,500 ounces).
(2)

The Senior Notes were issued in August 2021 and are recorded in the Financial Statements at amortized cost. At March 31, 2022, the carrying amount of the Senior Notes outstanding, including accrued interest of $3.0 million, was $291.2 million (December 31, 2021 - $294.8 million, including $8.1 million of accrued interest).

(3)

The Convertible Debentures are recorded in the Financial Statements at fair value. At March 31, 2022, the carrying amount of the Convertible Debentures outstanding was $20.2 million (December 31, 2021 - $19.5 million).

3  |  P a g e

Description of Business

The Company is incorporated under the laws of the Province of British Columbia and is a Canadian-based mid-tier gold producer with its primary focus in Colombia where it is the leading high-grade underground gold and silver producer with several mines in operation at its high-grade Segovia Operations. In Guyana, the Company is advancing the Toroparu Project, one of the largest undeveloped gold projects in Latin America. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Medellin and Bogota, Colombia and Georgetown, Guyana. As of the date of this MD&A, the Company owns approximately 44% of Aris, a Canadian mining company currently advancing a major expansion and modernization of its underground mining operations at its Marmato Mining Assets in Colombia. The Company also owns an approximately 28.6% equity interest in Denarius (TSX-V: DSLV) (Spain – Lomero-Poyatos; Colombia – Guia Antigua and Zancudo) and an approximately 26% equity interest in Western Atlas Resources Inc. (“Western Atlas”) (TSX-V: WA) (Nunavut – Meadowbank).

Outlook

At Segovia, the Company has produced a total of 68,272 ounces of gold in the first four months of 2022, up from 66,531 ounces of gold in the first four months months of 2021, and its trailing 12-months’ total gold production at the end of April 2022 stood at 208,100 ounces, up about 1% over 2021. The expansion of the Maria Dama plant from 1,500 to 2,000 tpd is progressing well and is expected to be completed by mid-2022. GCM expects that it will operate the expanded plant at about 85% to 95% of capacity in the second half of 2022, increasing its expected annual production for 2022 to between 210,000 and 225,000 ounces of gold.

In 2021, GCM completed the updated Mineral Resource estimate and a preliminary economic assessment (“PEA”) for the development of the Toroparu Project. The Company also commenced various pre-construction activities in 2021, including hiring of the project team and key contractors, preparation of the camp facilities, revamping of the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. Following completion of the PEA, the Company immediately commenced activities, including additional infill drilling, to advance the studies for the project to prepare a preliminary feasibility study (“PFS”). The Company is in the midst of a competitive bid process and plans to incorporate a change to contract mining in the PFS that is expected to be finalized in the third quarter of 2022, at which point formal construction of the project is expected to commence. The Company is working with the local governmental agencies to finalize the mining license which is expected to be received in mid-2022. Selection processes for the power plant contractor and main civil works contractor are also underway. The Company is making steady progress and continues to anticipate that production will commence from the Toroparu Project in early 2024.

The Company remains committed to its dividend program at the current monthly rate of CA$0.015 per share and expects to continue to repurchase common shares, within certain price ranges, for cancellation under its NCIB to support continued value creation for its shareholders.

4  |  P a g e

Issued and Outstanding Securities

As at May 12, 2022, the Company had the following securities issued and outstanding:

Securities	TSX Symbol	Number			Shares Issuable		Exercise price per share		Expiry or maturity date

Common shares	GCM		98,043,386
Stock options			3,926,333	(1)	3,926,333		CA$2.55 to CA$6.88		2022 to 2027
Warrants	GCM.WT.B		10,110,855		10,110,855		CA$2.21		April 30, 2024
	Unlisted		3,260,870		3,260,870		CA$5.40		November 5, 2023
	Unlisted		7,142,857		7,142,857		CA$6.50		February 6, 2023
Gold X Warrants	Unlisted		2,046,500		1,421,908	(2)	CA$5.76	(2)	October 12, 2022
	Unlisted		154,590		107,409	(2)	CA$5.76	(2)	January 23,2023
	Unlisted		2,678,000		1,860,674	(2)	CA$4.61	(2)	July 20, 2023
	Unlisted		1,190,750		827,333	(2)	CA$1.90	(2)	June 12,2024
	Unlisted		3,214,125		2,233,174	(2)	CA$4.03	(2)	August 27,2024
Convertible Debentures	Unlisted	CA$	18,000,000		3,789,473		CA$4.75		April 5, 2024
Senior Notes	N/A		$300,000,000		N/A		N/A		August 9, 2026

(1)

Includes (i) 560,000 stock options at an exercise price of CA$5.45 per share, 50% of which vest in 2023 and 50% vest in 2024 and (ii) 1,091,000 stock options at an exercise price of CA$5.84 per share, of which 1,061,000 vest in 2023 and 30,000 vest in 2024. All other stock options are fully vested.

(2)	Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.6948 Gran Colombia share for each Gold X Warrant.

NCIB for the Company’s Common Shares

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled.

As of May 12, 2022, the Company has purchased a total of 957,402 common shares for cancellation under its current NCIB as follows:

●	During the period from October 20, 2021 through December 31, 2021, the Company purchased a total of 572,701 common shares under its current NCIB at an average price of CA$5.13.
●	In the first quarter of 2022, the Company purchased a total of 284,201 common shares for cancellation at an average price of CA$4.99, representing a total cost of approximately $1.1 million.
●

Subsequent to March 31, 2022, the Company purchased a total of 100,000 common shares in April 2022 for cancellation at an average price of CA$5.44, representing a total cost of approximately $0.4 million.

During the first quarter of 2021, the Company purchased a total of 702,000 shares for cancellation under its previous NCIB at an average price of CA$5.69 per share representing a total cost of approximately $3.2 million.

5  |  P a g e

Reserves and Resources

Segovia Operations

The following table summarizes the Mineral Resource estimate for the Segovia Operations effective as of December 31, 2021:

Project				Measured			Indicated		Measured & Indicated				Inferred
	Deposit	Type	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Segovia	Providencia	LTR	263	12.0	101	385	8.8	109	648	10.1	210	367	7.0	83
		Pillars	156	17.5	88	88	9.3	26	243	14.6	114	458	17.6	259
	Sandra K	LTR	17	12.2	7	498	9.5	153	515	9.6	159	704	12.3	279
		Pillars	27	14.7	13	188	10.4	63	214	10.9	75	67	26.8	58
	El Silencio	LTR				1,601	11.2	577	1,601	11.2	577	2,159	8.8	609
		Pillars				1,228	11.4	449	1,228	11.4	449	341	12.1	133
	Verticales	LTR										771	7.1	176
	Subtotal Segovia Project	LTR	280	12.0	108	2,484	10.5	839	2,764	10.7	947	4,001	8.9	1,146
		Pillars	182	17.1	100	1,504	11.1	538	1,686	11.8	638	867	16.2	450
Carla	Carla Project	LTR				129	7.9	33	129	7.9	33	224	9.6	69
Vera	Vera Project	LTR				6	10.9	2	6	10.9	2	257	4.6	38
December 31, 2021 (1)			462	14.0	208	4,123	10.6	1,412	4,585	11.0	1,620	5,349	9.9	1,704

(1)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 6, 2022 and effective as of December 31, 2021, prepared by SRK Consulting (US) Inc. (“SRK”).

(2)

The Mineral Resources are reported at an in situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,800 per ounce and suitable benchmarked technical and economic parameters for the existing underground mining (mining = US$99.0/t, processing = US$26.0/t, G&A = US$22.0/t, Royalties = US$6.1/t) and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and long-term resources (“LTR”), which lie along strike or down dip of the current mining development. Mineral Resources are reported inclusive of the Mineral Reserve. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate. Some production at Segovia is sourced from mining areas that are not currently included in the Company’s MRE.

The following table shows a breakdown of the Mineral Reserves for the Segovia Operations effective as of December 31, 2021:

Area	Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Providencia	Proven	204	12.0	79
Providencia	Probable	154	9.9	49
Sandra K	Probable	399	8.0	103
El Silencio	Probable	1,461	10.5	492
Carla	Probable	72	9.6	22
December 31, 2021 (1)	Total	2,290	10.1	745

(1)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 6, 2022 and effective as of December 31, 2021, prepared by SRK Consulting (US) Inc. (“SRK”).

(2)

Ore reserves are reported using a gold cutoff grade ranging from 3.20 to 3.51 g/t depending on mining area and mining method. The cutoff grade calculations assume a $1,650/oz Au price, 90.5% metallurgical recovery, $6/oz smelting and refining charges, 3.5% royalty, $21.72/t G&A, $26.06/t processing cost and mining costs ranging from $99.70/t to $114.05/t. The reserves are valid as of December 31, 2021. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan. Mining dilution is applied to a minimum mining height and estimated overbreak (values differ by area/mining method) using a zero grade. Reserves are inclusive of Mineral Resources. All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns. The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

6  |  P a g e

Toroparu Project

The following table summarizes the Mineral Resource estimate for the Toroparu Project effective as of November 1, 2021:

Deposit	Area	Resource Category	Type	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)
Toroparu	Main/NW	Measured	Open pit	98,070	1.21	3,809	0.110	238,112	1.19	3,743
		Indicated		62,531	1.56	3,133	0.100	137,557	0.91	1,828
Toroparu	SE	Measured	Open pit	5,121	1.16	190	0.043	4,826	n/a	n/a
		Indicated		2,403	1.14	88	0.052	2,763	n/a	n/a
Sona Hill	Sona Hill	Measured	Open pit	6,958	1.85	413	0.008	1,241	1.07	239
		Indicated		4,180	1.66	223	0.008	700	0.85	115
Toroparu	Main/NW	Measured	Underground	727	2.84	66	0.072	1,151	0.47	11
		Indicated		4,978	3.21	514	0.091	9,937	0.41	66
Total Measured				110,877	1.26	4,479	0.100	245,330	1.12	3,993
Total Indicated				74,092	1.66	3,958	0.092	150,957	0.84	2,009
Total Measured & Indicated				184,969	1.42	8,437	0.097	396,286	1.01	6,002
Toroparu	Main/NW	Inferred	Open Pit	4,018	1.58	204	0.080	7,118	0.66	85
Toroparu	SE	Inferred	Open Pit	9	1.67	1	0.040	8	n/a	n/a
Sona Hill	Sona Hill	Inferred	Open Pit	1,365	1.28	56	0.006	179	0.54	24
Toroparu	Main/NW/SE	Inferred	Underground	8,403	3.53	953	0.091	16,884	0.25	68
Total Inferred				13,796	2.74	1,213	0.08	24,189	0.40	177

(1)

Sourced from the Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Project, Upper Puruni River Region of Western Guyana dated February 4, 2022 and effective as of December 1, 2021, prepared by Nordmin Engineering Ltd.

(2)

Combined Open Pit and Underground Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)	Underground and Open Pit Mineral Resources are based on a gold price of US$1,630/oz. This gold price is the three-year trailing average as of September 30, 2021.
(4)

Open Pit Mineral Resources comprise the material contained within various Lerchs-Grossmann pit shells at various revenue factors. These revenue factors are as follows: Main/Southeast/NW Zone @ 0.75 revenue factor and Sona Hill @ 1.00 revenue factor. The gold cut-off applied to Open Pit Mineral Resources within the selected pit shells was 0.40 g/t.

(5)	Underground Mineral Resources comprise all material found within Mineable Shape Optimizer (“MSO”) wireframes generated at a cut-off of 1.80 g/t gold including material below cut-off.
(6)	Ag values are not reported for the Southeast Open Pit Ag contained metal values reported will not equal A tonnes X grade conversion calculation.
(7)	Assays were variably capped on a wireframe-by-wireframe basis.
(8)	Specific gravity was applied using weighted averages to each individual litho type.
(9)	All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.
(10)	Excludes unclassified mineralization located within mined out areas.
(11)	Reported from within a mineralization envelope accounting for mineral continuity.

7  |  P a g e

Results of Operations and Overall Performance

Gold production
		First Quarter
(Ounces)	2022		2021

Segovia Operations
Company mines (1)
El Silencio	18,862		18,852
Providencia	14,867		18,290
Sandra K	7,348		3,979
Carla	1,253		122

Total Company mines	42,330		41,243
Polymetallic plant (2)	87		-
Other small-scale mines (3)	7,534		7,815

Total Segovia Operations	49,951		49,058
Marmato Operations (4)	-		2,428

Total	49,951		51,486

(1)	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s Mineral Reserve and Resource estimates.
(2)

Comprises estimated payable gold contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates in 2022.

(3)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Resource estimates.

(4)	2021 results include gold production from Marmato only up to February 4, 2021, the date of loss of control of Aris.

Gold production at Segovia of 49,951 ounces in the first quarter of 2022 reflected a 2% increase over the first quarter last year. The Company processed 142,818 tonnes in the first quarter of 2022 at its Maria Dama plant at Segovia, representing a daily processing rate of 1,587 tonnes per day (“tpd”), and head grades averaged 11.1 g/t compared with 1,470 tpd at an average head grade of 12.8 g/t in the first quarter last year.

In April 2022, the Company processed 50,802 tonnes, equivalent to 1,693 tpd, at an average head grade of

12.4 g/t resulting in gold production of 18,321 ounces. This brings the Company’s year-to-date total gold production at the end of April 2022 to 68,272 ounces. The Company remains on track to meet its 2022 annual production guidance of 210,000 to 225,000 ounces of gold

The Company’s polymetallic plant at Segovia operated for 86 days in the first quarter of 2022 processing an average of approximately 103 tpd of tailings resulting in the production of approximately 307 tonnes of zinc concentrate and approximately 279 tonnes of lead concentrate. The concentrate production is being stockpiled as the Company finalizes an offtake contract. A customer has recently been selected through the Company’s tender process and the Company expects to begin shipments once the documentation is finalized. Payable production from the concentrates in the first quarter of 2022 is estimated to total approximately 252,000 pounds of zinc, 338,000 pounds of lead, approximately 27,800 ounces of silver and less than 100 ounces of gold. Actual payable quantities are subject to change and will be finalized once the concentrates are shipped.

8  |  P a g e

Quarterly production data for the Company’s Segovia Operations for the trailing eight quarters is as follows:
	2022	2021				2020
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr

Company mines (1)
Tonnes milled	118,117	116,558	110,229	117,901	108,015	100,306	92,689	86,810
Head grade (g/t)	12.39	13.26	13.03	13.22	13.21	14.56	16.98	15.77
Gold produced (ozs) (2)	42,330	44,638	41,473	45,036	41,243	42,176	45,526	39,553

Polymetallic plant
Gold produced (ozs) (3)	87	42	-	-	-	-	-	-

Other contract mines (4)
Tonnes milled	24,701	26,667	26,567	26,008	24,274	23,211	25,364	23,385
Head grade (g/t)	10.54	13.74	10.89	9.52	11.13	11.77	8.21	7.13
Gold produced (ozs)	7,534	10,605	8,375	7,162	7,815	7,908	6,029	4,824

Total
Tonnes milled	142,818	143,225	136,796	143,909	132,289	123,517	118,053	110,195
Tonnes per day (tpd)	1,587	1,557	1,487	1,581	1,470	1,343	1,283	1,211
Head grade (g/t)	12.07	13.35	12.61	12.55	12.83	14.04	15.10	13.94
Mill recovery	90.1%	89.8%	89.9%	89.9%	89.9%	89.8%	90.0%	89.9%
Gold produced (ozs) (2)	49,951	55,285	49,848	52,198	49,058	50,084	51,555	44,377
Silver produced (ozs) (3)	89,782	89,327	52,382	54,573	57,315	51,302	47,560	41,342
Zinc produced (lbs) (3)	252,392	153,913	-	-	-	-	-	-
Lead produced (lbs) (3)	337,860	254,402	-	-	-	-	-	-

(1)

Comprises the El Silencio, Providencia, Sandra K and Carla mines. Includes Company-operated and contractor-operated areas within the mines. Production from these mines is included in the Company’s Mineral Reserve and Mineral Resource estimates.

(2)

Gold production may include additional ounces recovered from the mill circuit during the period and refinery adjustments. Tonnes milled, head grade and mill recovery statistics do not include any data related to these additional gold ounces produced or refinery adjustments.

(3)

Includes estimated payable quantities of gold, silver, zinc and lead contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates later in 2022.

(4)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Mineral Resource estimates.

Revenues

	First Quarter
($000’s except ounce and $/oz data)	2022	2021

Gold
Ounces sold	53,645	55,317
Average realized price ($/oz) (1)	1,860	1,812
Silver
Ounces sold	67,611	66,900
Average realized price ($/oz) (1)	23	25
Revenues
Gold	$ 99,783	$100,241
Silver	1,539	1,678

	$ 101,322	$ 101,919

(1)	See “Non-IFRS Measures” on pages 24-28.

9  |  P a g e

Revenue from the Company’s Segovia Operations of $101.3 million in the first quarter of 2022 was up almost 5% from the first quarter of 2021 reflecting a 2% increase in the volume of gold sold to 53,645 ounces and a 3% increase in realized gold prices to an average of $1,860 per ounce. In the first quarter of 2021, consolidated revenue also included $5.1 million from the Marmato Mining Assets prior to the loss of control of Aris on February 4, 2021.

Cost of sales

	First Quarter
	2022	2021

Production costs	$42,146	$45,998
Production taxes	3,229	3,359
Provision for environmental fees	22	-
Depreciation, depletion and amortization (“DD&A”)	8,236	7,669

Total cost of sales	$53,633	$57,026

Total cash costs per ounce (1)
Production costs	$786	$831
Production taxes	60	61
By-product credits (silver)	(29)	(30)

	$ 817	$ 862

(2) See “Non-IFRS Measures” on pages 24-28.

Cost of sales for the Company’s Segovia Operations amounted to $53.6 million in the first quarter of 2022, up from $52.5 million in the first quarter last year. This increase reflects (i) the approximately 2% increase in Segovia’s gold sales volume in the first quarter of 2022 compared with the first quarter last year, (ii) a reduction in Segovia’s total cash cost to $817 per ounce sold in the first quarter of 2022 compared with $825 per ounce sold in the first quarter last year and (iii) an increase in Segovia’s DD&A rate to an average of $154 per ounce sold in the first quarter of 2022 from $143 per ounce sold in the first quarter last year resulting from the impact on DD&A rates of Segovia’s ongoing capital expenditure program.

In the first quarter of 2021, consolidated cost of sales also included $4.5 million related to the Marmato Mining Assets prior to the loss of control on Aris. Consolidated total cash costs, including the Marmato Mining Assets, in the first quarter of 2021 was $862 per ounce sold.

The total cash costs NG per ounce sold over the trailing eight quarters were as follows:

	2022	2021				2020
	1st Qtr	4th Qtr (1)	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr (1)	3rd Qtr	2nd Qtr

Segovia Operations	$817	$ 821	$845	$767	$825	$830	$722	$654
Marmato Operations(2)	-	-	-	-	1,595	1,421	1,353	1,366
Company average	$817	$ 821	$845	$767	$862	$904	$796	$713

(1)

The first quarter 2021 data represents operating results only for the period from January 1 to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris. The methodology used to calculate total cash cost per ounce sold reflects the Company’s approach and differs in certain aspects with Aris’ approach.

10  |  P a g e

Social programs and contributions

	First Quarter
($000’s)	2022	2021

Segovia Operations
Social contributions	$2,593	$2,131
Farm operations	507	-
	3,100	2,131
Marmato Operations	-	29

	$ 3,100	$ 2,160

At the Segovia Operations, the Company makes social contributions to a trust account to fund a variety of social programs based on its ESG initiatives in the communities of Segovia and Remedios with the amount of the quarterly contributions determined by a formula based on Segovia’s gold production and tied to the spot price of gold. The total contribution for the first quarter of 2022 amounted to $2.6 million, up from the first quarter last year primarily due to an $8 per ounce increase in the contribution rate resulting from higher spot gold prices in the first quarter of 2022 and, in part, due to the 2% increase in Segovia’s gold production in the first quarter of 2022 compared with the first quarter last year.

In 2020, the Company acquired an agricultural operation within its Segovia mining title that forms an integral part of the Company’s ESG initiatives to create sustainable sources of food and employment within the local community. In the first quarter of 2022, social programs and contributions expense also included $0.5 million related to financial support the Company has been providing to assist the farm operations to expand its programs focused on pigs, cocoa and a garden nursery project supporting reforestation initiatives in the area. It is expected the Company will continue to provide further financial support through the end of 2022 while the various projects mature to the point that they become self sustaining.

Other items

	First Quarter
($000’s)	2022	2021

General and administrative (“G&A”) expenses	$7,696	$4,094
Share-based compensation expense (recovery)	1,208	(472)
Finance costs	6,399	3,528
Aris transactions costs	-	9,817
(Loss) gain on financial instruments	(7,316)	42,848
Gain on sales of assets and securities	-	8,913
Income tax expense	15,552	14,431

G&A expenses amounted to $7.7 million in the first quarter of 2022, up $3.6 million compared with the first quarter last year, including $3.2 million of fees associated with an extensive submission required by the Company’s ongoing arbitration proceedings with ICSID in respect of the FTA Claim. The next major step in the FTA Claim process includes hearings which are expected to take place later this year. The increase in G&A expenses in the first quarter of 2022 also reflects additional activity-based costs incurred in Colombia and $0.1 million of G&A expenses associated with the Gold X operations acquired in June 2021. In the first quarter of 2021, G&A expenses included $0.5 million related to Aris prior to the loss of control.

Share-based compensation expense represents the fair value of the long-term incentive program (“LTIP”) compensation granted to directors, executives and managers of the Company and, up until February 4,

11  |  P a g e

2021, Aris. The LTIP comprises stock options and performance share units (“PSUs”) for executive officers and managers and deferred share units (“DSUs”) for non-executive directors.

Share-based compensation expense (recovery), including changes in fair value, is summarized as follows:

	First Quarter
($000’s)	2022	2021
Company LTIP
Stock options	$311	$ -
DSUs and PSUs	897	(912)
Aris LTIP
Stock options	-	311
DSUs	-	129

Share-based compensation expense	$1,208	$ (472)

Share-based compensation expense in the first quarter of 2022 includes $0.3 million associated with stock options granted by the Company on April 1, 2021 to executive officers and management which have a one-year vesting period. The previous annual stock option grants by the Company typically vested immediately. Share-based compensation expense related to DSUs and PSUs in the first quarter of 2022 reflects the service cost of the units over the respective vesting periods and the impact of the increase in the Company’s share price in the first quarter of 2022 on the fair values of its DSU and PSU obligations included in accounts payable and accrued liabilities at March 31, 2022.

Finance costs in the current and prior year periods are summarized as follows:

	First Quarter
($000’s)	2022	2021
Interest expense (recovery)
Senior Notes	$ 5,156	$ -
Convertible Debentures	286	317
Gold Notes	-	693
Aris Gold Notes	-	519
Other	(22)	24
Gold Premiums on Gold Notes	-	1,361
Non-cash accretion of Senior Notes	561	-
Non-cash accretion of lease and other financial obligations	418	465
Subtotal before the following	6,399	3,379
Transaction fees and expenses
Financings completed by Aris	-	149

	$ 6,399	$ 3,528

Finance costs primarily includes recurring items related to debt service and financial obligations, such as interest expense and non-cash accretion. In previous years, finance costs also included gold premiums and early redemption premiums related to the Gold Notes that were repaid in full in September 2021 as well as fees and expenses associated with various financing transactions. Finance costs in the first quarter of 2022 amounted to $6.4 million, including $5.2 million of interest expense and $0.6 million of accretion related to the Senior Notes issued in August 2021. Finance costs in the first quarter of 2021 amounted to $3.5 million,

12  |  P a g e

including a total of approximately $2.1 million of interest expense and Gold Premiums related to the former Gold Notes and $0.5 million related to the Aris Gold Notes prior to the loss of control in early 2021. Accretion of lease and other financial obligations amounted to $0.4 million in the first quarter of 2022 compared with $0.5 million in the first quarter last year.

In the first quarter of 2021, prior to the loss of control on February 4, 2021, Aris incurred a total of $9.8 million of transaction costs related to the change of control payments due to the previous management.

The Company has a number of financial instruments for which changes in fair value from quarter to quarter, largely driven by market volatility affecting share prices used as inputs in the valuation of warrants, are recognized at fair value through profit and loss. In the first quarter of 2022, the Company recorded a loss on financial instruments of $7.3 million compared with a gain on financial instruments of $42.8 million in the first quarter last year. The major components of the loss/gain on financial instruments in the current and prior years include:

●

A total fair value loss on derivative financial liabilities of $4.4 million in the first quarter of 2022 compared with a gain of $39.5 million in the first quarter of 2021. The Company’s principal derivative financial liabilities comprise its Convertible Debentures, Listed Warrants and Unlisted Warrants and changes in the Company’s share price are a key driver to the change in fair value of these derivative financial liabilities. The loss in the first quarter of 2022 reflects an increase in the Company’s share price to CA$5.84 per share at March 31, 2022 from CA$5.33 per share at December 31, 2021. The gain in the first quarter of 2021 reflects a decrease in the Company’s share price to CA$5.39 per share from CA$8.06 per share at December 31, 2020.

●

A total fair value loss of $2.9 million in the first quarter of 2022 related to its derivative financial assets, including a total of $1.9 million related to the Aris warrants held by the Company and $0.9 million related to the embedded derivative asset in the Senior Notes. In the first quarter of 2021, the Company recorded a gain of $3.4 million on its derivative financial assets, including a $4.6 million fair value gain on its Denarius Subscription Receipts and a $0.9 million gain on its Gold X warrants, partially offset by fair value losses totaling $2.0 million on its Aris warrants and Aris Gold Notes.

In the first quarter of 2021, the Company recorded an $8.9 million gain on sale of its Zancudo Project in a spin out transaction to Denarius.

The Company recorded income tax expense of $15.6 million in the first quarter of 2022 compared with $14.4 million in the first quarter last year. The effective income tax rate on the Company’s reported pre-tax income or loss will ordinarily vary from the expected income tax expense based on the 26.5% combined statutory tax rate in Canada as a result of differences in tax rates in Colombia (which increased from 31% in 2021 to 35% in 2022) and other foreign jurisdictions, non-taxable gains (such as the gain on loss of control in Aris), non-deductible expenses (such as the Aris transaction costs), losses incurred in jurisdictions outside Colombia for which deferred tax assets are not recognized and other less individually significant items. In September 2021, Colombia passed and enacted Law 2155 in a tax reform which increased the corporate income tax rate to 35% effective 2022 and going forward. The previously enacted tax reform expected the corporate income tax rate would decline to 30% starting in 2022.

13  |  P a g e

Income from operations, net income and adjusted net income

Income from operations in the first quarter of 2022 was $35.7 million, down from $39.1 million in the first quarter last year largely due to the increase in G&A, share-based compensation and social programs expenses which more than offset the benefit of the reduction in Segovia’s total cash cost NG per ounce sold in the first quarter of 2022 versus the first quarter last year.

The Company reported net income of $5.2 million ($0.05 per share) in the first quarter of 2022 compared with $118.3 million ($2.02 per share) in the first quarter last year. Net earnings in the first quarter of 2021 included the benefit of a $56.9 million gain on loss of control of Aris, the $42.8 million gain on financial instruments and an $8.9 million gain on sale of the Zancudo Project, offset partially by $9.8 million of transaction costs incurred by Aris in connection with the loss of control in early 2021.

The Company computes adjusted net income NG reflecting the after-tax adjustments to exclude such items as the gain on loss of control of Aris and other transaction costs, the gain/loss on financial instruments, the gain on sale of assets, debt financing costs, foreign exchange gains/losses and income/losses from equity accounting in associates, all as set out in the reconciliation of this non-IFRS measure on page 28 of this MD&A. Adjusted net income NG for the first quarter of 2022 was $14.8 million ($0.15 per share) compared with $21.9 million ($0.36 per share) in the first quarter last year. The year-over-year decrease in adjusted net income in the first quarter of 2022 largely reflects the $4.0 million decrease in income from operations as noted above together with a $2.5 million increase in finance costs resulting from the Senior Notes issued in August 2021 and an increase in income tax expense due to the tax rate increase in Colombia effective in 2022.

14  |  P a g e

Summary of Quarterly Results

	2022		2021				2020
$000’s except ounce, per ounce and per share data	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr

Operating data:
Gold produced (ounces)	49,951	55,285	49,848	52,198	51,486	57,265	58,454	48,228
Gold sold (ounces)	53,645	51,716	50,171	52,838	55,317	52,478	59,633	45,078
Average realized gold price (1, 2)	$1,860	$1,782	$1,784	$1,797	$1,812	$1,875	$1,875	$1,696
Silver sold (ounces)	67,611	65,411	51,858	55,109	66,900	54,943	57,917	43,281
Average realized silver price (1)	$23	$22	$23	$25	$25	$23	$23	$15
Total cash costs (1, 2)	817	821	845	767	862	904	796	713
All-in sustaining costs (1, 2)	1,187	1,349	1,218	1,101	1,164	1,382	1,122	1,045

Financial data:
Revenue
Gold	$99,783	$92,180	$89,509	$94,957	$100,241	$98,396	$111,826	$76,465
Silver	1,539	1,443	1,207	1,396	1,678	1,277	1,312	669
Total	101,322	93,623	90,716	96,353	101,919	99,673	113,138	77,134
Cost of sales	53,633	54,275	51,366	49,893	57,026	55,265	55,255	37,942
G&A	7,696	6,442	3,887	3,835	4,094	4,731	4,938	4,248
Share-based compensation	1,208	979	777	393	(472)	2,345	702	1,999

Social programs and contributions	3,100	3,646	3,317	2,596	2,160	3,155	2,765	2,515

Income from operations	35,685	28,281	31,369	39,636	39,111	34,177	49,478	30,430
Finance costs, net of income	(5,892)	(5,986)	(5,423)	(2,542)	(3,229)	(9,192)	(11,368)	(2,379)
Aris Transactions costs	-	-	-	-	(9,817)	-	-	-
Gain on loss of control of Aris (3)	-	-	-	-	56,886	-	-	-
(Loss) gain on financial instruments	(7,316)	(2,432)	7,743	1,476	42,848	(51,609)	(2,364)	(35,403)
Gain on sale of assets/securities	-	-	-	-	8,913	-	-	3,099
Foreign exchange	(655)	469	1,560	462	188	(4,690)	(410)	(2,648)
Equity-accounted (loss) gain (3)	(1,032)	(2,290)	2,066	4,580	(2,164)	2,338	200	(1,497)

Income (loss) before taxes	20,790	18,042	37,315	43,612	132,736	(28,976)	35,536	(8,398)
Income tax expense	(15,552)	(11,436)	(12,057)	(13,813)	(14,431)	(22,299)	(17,509)	(10,180)

Net income (loss)	5,238	6,606	25,258	29,799	118,305	(51,275)	18,027	(18,578)
Per share
Basic	0.05	0.07	0.26	0.41	2.02	(0.59)	0.39	(0.27)

Diluted	0.05	0.07	0.20	0.28	1.28	(0.59)	0.17	(0.27)

Adjusted EBITDA (2)	45,218	37,368	39,937	47,995	46,323	43,076	56,688	37,563

Adjusted net income (2)	14,781	11,710	14,354	23,556	21,948	7,703	29,503	17,504
Adjusted per share (2)
Basic	0.15	0.12	0.15	0.33	0.36	0.15	0.47	0.29

Diluted	0.14	0.11	0.13	0.28	0.31	0.13	0.40	0.25

Net cash provided by operating activities	24,209	27,413	26,738	12,786	13,617	29,494	68,024	6,992

Free Cash Flow (2)	10,688	12,209	14,335	(2,834)	2,497	5,828	53,677	(3,814)

(1)	Per ounce sold.
(2)	Refer to “Non-IFRS Measures” on pages 24-28.
(3)

As a result of the Aris Transaction in the first quarter of 2021, the Company’s equity interest in Aris decreased from 53.5% to 44.3% on February 4, 2021, at which time the Company recognized a $56.9 million gain on loss of control of Aris and commenced equity accounting for its investment in Aris. Prior to February 4, 2021, Aris was consolidated in the Company’s operating and financial data.

15  |  P a g e

Liquidity and Capital Resources

The Company’s liquidity and capital resources remained solid at the end of the first quarter of 2022 with a cash position of $315.1 million and future advance deposits amounting to $138.0 million still expected to come under the Wheaton PMPA that came with the Gold X acquisition to fund the construction of the Toroparu Project in Guyana.

The Company’s long-term debt as at March 31, 2022 consisted of the $300.0 million principal amount (carrying value of $291.2 million including $3.0 million of accrued interest) of the Senior Notes and the CA$18.0 million principal amount (carrying value of $20.2 million) of Convertible Debentures. Other than the payment of interest, neither of these debt instruments require any other payments, including principal, in the next 12 months.

Free Cash Flow NG for the first quarter of 2022 (refer to computation on page 28) was $10.7 million compared with $2.5 million in the first quarter last year, largely reflecting the $10.6 million increase in operating cash flow as explained on page 17. The Company’s Free Cash Flow NG was used to fund the ongoing monthly dividend payments of $3.5 million, purchases under the Company’s NCIB of $1.1 million and payments of lease obligations amounting to $0.5 million in the first quarter of 2022. The Company reduced its gold bullion holdings in the first quarter of 2022, taking advantage of record high spot gold prices, and used the proceeds to fund the acquisition of a block of Denarius shares in the open market to increase its equity position in Denarius to 28.6%. The Company also used a portion of the net proceeds set aside from the Senior Notes issued in 2021 to fund the first $10.3 million semi-annual interest payment on the Senior Notes in February 2022 and to fund the $6.7 million of non-sustaining capital expenditures NG at the Toroparu Project in the first quarter of 2022.

The Company’s consolidated working capital increased to $319.2 million at the end of March 2022 from $317.7 million at December 31, 2021. Key components of the Company’s consolidated working capital at March 31, 2022 include:

●

Cash and cash equivalents - $315.1 million, down from $323.6 million at the end of 2021. The largest catalyst for the decrease in the Company’s cash position in the first quarter of 2022 was the use of the Senior Notes proceeds to fund the semi-annual interest payment on the Senior Notes. As outlined above, the Company’s Free Cash Flow NG for the first quarter of 2022 more than covered dividends, NCIB purchases and lease payments and helped to offset the funds used for the Toroparu Project capital expenditures.

●

Gold bullion - $2.7 million, down from $4.5 million at the end of 2021 as the Company sold 1,000 ounces of its gold bullion holding at $2,058 per ounce in the first quarter of 2022 leaving a balance of 1,500 ounces of gold on deposit at the end of March 2022.

●

Accounts receivable - $36.5 million, up from $29.6 million at the end of 2021, and including $34.6 million related to VAT refund claims for the Company’s Segovia Operations. The Company expects to receive the VAT refunds related to 2021 totaling $28.1 million at the March 31, 2022 exchange rate in the second quarter of 2022 and will use these funds toward the Colombian income tax instalment due in June 2022.

●

Inventories - $21.9 million, down from $22.4 million at the end of 2021. While the total inventory at the end of the first quarter of 2022 remained comparable to the end of last year, mineral inventories

16  |  P a g e

decreased by about $2.3 million, largely reflecting the additional gold sold in the first quarter of 2022 that could not be shipped while the refinery was closed during the holiday period in the latter half of December 2021, and materials and supplies were up about $1.8 million compared with the end of 2021 due to timing of receipt of bulk orders.

•

Accounts payable and accrued liabilities - $32.7 million, down from $35.2 million at the end of 2021, largely reflecting a reduction in trade payables related to capital expenditures in the first quarter of 2022.

•

Income tax payable – $18.6 million, up from $15.7 million at the end of 2021. The change in the first quarter of 2022 principally reflects an increase of $16.2 million for the current provision for income taxes recorded against earnings for the first quarter of 2022, primarily associated with the Company’s Colombian mining operations, net of $14.4 million of income taxes paid in Colombia in the first quarter of 2022 related to the balance owing from 2021 and the $1.1 million balance of the increase primarily due to the impact of foreign exchange revaluation. Subsequent to March 31, 2022, the Company paid an income tax instalment in Colombia of approximately $15 million in April 2022 and expects to make another instalment payment of approximately $15 million in June 2022, both of which settle the balance owing from 2021 and also include prepayments toward the expected 2022 income tax obligation.

•

Current portion of long-term debt - $3.0 million, representing accrued interest on the Senior Notes and down from $8.1 million at the end of 2021. The Company made its first $10.3 million semi-annual interest payment on the Senior Notes in February 2022 and the next semi-annual interest payment is due in August 2022. Interest on the Convertible Debentures is paid at the end of each month. The Convertible Debentures and Senior Notes mature in 2024 and 2026, respectively, and the carrying values of the principal amounts of these debt instruments are classified entirely in non-current long-term debt.

•	Current portion of lease obligations - $1.9 million, up from $1.7 million at the end of 2021, represents contractual lease payments to be made over the next 12 months.

•

Current portion of provisions - $1.8 million, up from $1.7 million at the end of 2021. The balance at March 31, 2022 includes $0.6 million for the next 12 monthly payments to fund the ongoing health plan obligations at the Segovia Operations, $1.0 million of expected fees to be paid in 2022 to the local environmental authority and less than $0.1 million of rehabilitation costs to be paid over the next 12 months related to the closure of tailings storage facilities at the Segovia Operations.

•

Amounts payable for acquisitions of mining interests - $2.0 million related to Zona Alta at Marmato, up from $1.8 million at the end of 2021 reflecting foreign exchange revaluation. The Zona Alta mining titles were retained by the Company in the spin out of the Marmato Mining Assets to Aris in 2020.

Operating activities

Net cash provided by operating activities in the first quarter of 2022 amounted to $24.2 million, up from $13.6 million in the first quarter last year which was net of $10.1 million used by Aris prior to the loss of control on February 4, 2021. Operating cash flow included $14.4 million of income tax payments in the first quarter of 2022 compared with $14.5 million in the first quarter last year.

17  |  P a g e

Investing activities

Net cash used in investing activities in the first quarter of 2022 of $19.3 million, down from $177.5 million used in the first quarter of 2021, comprised the following:

•	Additions to mining interests, plant and equipment of $20.3 million in the first quarter of 2022 compared with $11.1 million in the first quarter of 2021 as set out in the table below;

•	$0.2 million of cash received in the first quarter of 2022 from the quarterly redemption of the Aris Gold Notes, including a gold premium equivalent to approximately 32% of the principal redeemed;

•	$2.0 million of proceeds received in the first quarter of 2022 from the sale of 1,000 ounces of gold bullion held as an investment;

•

$1.3 million used in the first quarter of 2022 to acquire 3,430,000 common shares of Denarius at a price of CA$0.475 per share in a block trade on the open market, raising the Company’s equity position to 28.6%; and,

•	Cash used in investing activities in the first quarter of 2021 also included:
○

A $151.4 million reduction in cash as a result of the loss of control of Aris on February 4, 2021. This cash balance included funds released from escrow in conjunction with the Marmato mining title extension and closing of the Aris Transaction as outlined under Financing Activities;

○	$7.0 million used to acquire the new polymetallic plant in Segovia which is now operating; and

○	$7.9 million used to acquire Denarius Subscription Receipts as part of the Company’s initial investment in Denarius.

Additions to mining interests, plant and equipment in the consolidated statements of cash flow can be broken down between sustaining and non-sustaining capital expenditures as follows:

	First Quarter
	2022	2021

Sustaining capital and E&E costs NG
Segovia	$8,522	$9,164
Marmato	-	689
Total sustaining capital and E&E costs NG	8,522	9,853
Non-sustaining capital and E&E costs NG
Segovia brownfield exploration	1,109	604
Expansion of Segovia processing and material handling facilities and polymetallic plant	749	1,087
Toroparu Project	6,736	-
Medellin office leasehold improvements	-	116
Segovia ERP implementation	327	-
Marmato expansion and Juby Projects	-	1,464
Change in accounts payable and accrued liabilities related to capital expenditures	2,812	(2,106)
Change in amounts payable for acquisitions of mining interests	2	102

Additions to mining interests, plant and equipment	$20,257	$11,120

Sustaining capital expenditures NG of $8.5 million at the Segovia Operations in the first quarter of 2022 included (i) $3.4 million for drilling under the Company’s ongoing exploration and mine geology campaigns at its four operating mines, (ii) $3.1 million for ongoing mine development and (iii) $2.0 million for additional

18  |  P a g e

underground equipment and infrastructure improvements at the Company’s four mines together with expenditures associated with upgrades at the Maria Dama plant and the Segovia site facilities.

Non-sustaining capital expenditures NG at the Segovia Operations in the first quarter of 2022 included (i) $1.1 million for 6,500 meters of drilling completed under the brownfield exploration program, primarily focused on the Cristales, Marmajito and Vera veins, (ii) $0.7 million related projects to expand the capacity of the Maria Dama processing plant to 2,000 tpd, including additional crushing and blending facilities and (iii) $0.3 million related to the Company’s implementation of a new ERP system.

The Company incurred a total of $6.7 million of non-sustaining capital expenditures NG in the first quarter of 2022 in connection with its investment in the Toroparu Project in Guyana. At this time, the Company is proceeding with various activities, including additional infill drilling, to advance the studies for the Toroparu Project to prepare a PFS to be finalized early in the third quarter of 2022, at which point construction of the project is expected to commence. The Company is also engaged in various pre-construction activities, including preparation of the camp facilities, revamping of the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. The Company is also advancing the approval of the mining license which it expects to finalize mid-2022.

Subsequent Event – Acquisition of Aris Debenture

On April 12, 2022, the Company acquired a $35 million convertible senior unsecured debenture (the “Aris Debenture”) issued by a wholly owned subsidiary of Aris. The proceeds of the Aris Debenture were used by Aris to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest (the “Soto Norte Acquisition”) in the Soto Norte gold project in Colombia. Aris has become the operator of the Soto Norte gold project and has an option to increase its ownership to 50%. The Aris Debenture will be due, in cash, 18 months from closing of the Soto Norte Acquisition. At any time after 12 months from closing of the Soto Norte Acquisition, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a conversion price of $1.75 per share. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%. The ability of the Company to fully execute its conversion rights under the Aris Debenture is subject to disinterested Aris shareholder approval at its next annual meeting of shareholders expected to take place on June 3, 2022.

Solar Project Investment in Colombia

Pursuant to a letter of intent entered into in 2020 with Renergetica Colombia S.A.S., a subsidiary of Renergetica S.p.A., the Company had arranged to construct a solar project in the Tolima Region, Colombia (the “Suarez Project”). Although the Company had worked with Renergetica to obtain the necessary permits to commence construction and to finalize the construction schedule and financing related to the Suarez Project, the extended period of time that has elapsed since the project’s inception has exposed the project’s expected capital cost to unfavorable inflationary increases that have adversely impacted the economics of the Suarez Project as it was originally contemplated. Consequently, in April 2022, the Company gave notice to Renergetica of cancellation of the letter of intent. The Company remains committed to projects such as the Suarez Project as part of its ESG initiatives focused on climate change and will pursue an alternate solution to fill the void resulting from the cancellation of the Suarez Project.

19  |  P a g e

Financing activities

In the first quarter of 2022, net cash used in financing activities was $15.3 million, compared with net cash provided by financing activities in the first quarter of 2021 of $120.2 million, including:

Financing activities of the Company

•	The Company paid $10.6 million of interest in the first quarter of 2022, including the first $10.3 million semi-annual interest on the Senior Notes, up from $1.0 million in the first quarter of 2021;
•

The Company has maintained its monthly dividend of CA$0.015 per share since the end of 2020 and in the first quarter of 2022, the monthly dividend payments totaled $3.5 million, up from $2.2 million in the first quarter of 2021 as a result of the shares issued in connection with the Gold X acquisition in June 2021;

•

The Company used approximately $1.1 million to repurchase approximately 0.3 million common shares under its NCIB for cancellation in the first quarter of 2022 (see page 5) compared with $3.2 million to repurchase 0.7 million common shares for cancellation in the first quarter of 2021;

•	The Company paid $0.6 million of lease obligations in the first quarter of 2022, on par with lease payments in the first quarter last year;
•

The Company received approximately $0.4 million from exercises of warrants in the first quarter of 2022 compared with $0.2 million from the exercises of stock options in the first quarter last year; and,

•	The Company completed a scheduled Amortizing Payment of its former Gold Notes in the amount of $4.2 million, including Gold Premium, in the first quarter last year.

Financing activities of Aris (prior to the loss of control in February 2021)

•

In the first quarter of 2021, in conjunction with the receipt of the Marmato mining title extension and the closing of the Aris Transaction in early 2021, a total of $131.3 million of net proceeds from the Aris Gold Notes and the Aris Subscription Receipts were released from escrow to Aris (see also Investing Activities on page 18 regarding the reduction in cash on the loss of control of Aris in early 2021).

Financial Instruments

The fair values of cash and cash equivalents, cash in trust, accounts receivable and accounts payable and accrued liabilities (including amounts payable for acquisitions of mining interests), approximate their carrying values due to the short term to maturity of these financial instruments. The Gold X Mining warrants, Aris Gold Notes, Aris Listed and RTO Warrants, DSU and PSU liabilities, Convertible Debentures, Listed Warrants and Unlisted Warrants are all carried at fair value through profit and loss (“FVTPL”). The Senior Notes are carried at amortised cost.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Accounting Policy Changes

There were no accounting policy changes during the three months ended March 31, 2022.

20  |  P a g e

The Company adopted the following amendment to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the offsetting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022, with no impact on adoption.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make significant estimates and assumptions in determining carrying values. Estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the consolidated financial statements. The critical estimates applied in the preparation of the Company’s Financial Statements are consistent with those applied and disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2021.

Valuation of long-lived assets

The carrying amounts of property, plant and equipment and E&E assets are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of E&E assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive E&E expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the E&E assets is unlikely to be recovered.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates

21  |  P a g e

of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial assets and liabilities

As noted under “Financial Instruments” on page 20, the Company has several financial assets and liabilities recorded at FVTPL. Fair values of many of these financial assets liabilities, as described in more detail in the Financial Statements, have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. The fair value of the listed warrants of the Company and Aris are determined using quoted prices in an active market.

Deferred Revenue

Judgment was required in determining the accounting for the PMPA with Wheaton included in the Gold X acquisition which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, the Company is required to satisfy the performance obligations in reference to the Toroparu Project’s production and revenue will be recognised over the duration of the PMPA as the Company satisfies its obligation to deliver gold and silver.

The fair value or $84.0 million allocated to the PMPA in the Gold X acquisition has been recorded on the statement of financial position as deferred revenue. The additional $138.0 million of upfront deposits will also be recorded as deferred revenue as received. On commencement of commercial operations, the deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the Toroparu Project.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognizeded as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above changed.

22  |  P a g e

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to Wheaton.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Toroparu Project and the portion of resources anticipated to be converted to reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from Wheaton have been estimated based on the prefeasibility study.

Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

23  |  P a g e

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-IFRS Measures

The Company has included non-IFRS measures in this MD&A such as Free Cash Flow, average realized gold price per ounce sold, total cash costs (by-product) per ounce sold, AISC per ounce sold, EBITDA, adjusted EBITDA and adjusted net income. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS measures referred to in this MD&A are defined as follows:

•	“Average realized gold and silver price per ounce sold” is calculated by dividing gold or silver revenue, as applicable, by the respective number of ounces sold.

•

“Total cash costs per ounce sold” on a by-product basis is calculated by deducting revenues from silver sales from production cash costs and production taxes and dividing the sum by the number of gold ounces sold. Production cash costs include mining, milling, mine site security and mine site administration costs.

24  |  P a g e

•

“AISC per ounce sold” includes total cash costs (as defined above) and adds the sum of G&A, social programs and contributions related to current operations, sustaining capital and certain exploration and evaluation (“E&E”) costs, lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects (“non-sustaining capital expenditures”) are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

•

“Sustaining capital expenditures” represents capital expenditures at existing operations comprising exploration and mine geology, mine development costs and ongoing replacement of mine equipment and other capital facilities and does not include non-sustaining capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Reference should be made to the reconciliation on page 18 of the Company’s sustaining and non-sustaining capital expenditures to the additions to mining properties, plant and equipment in the consolidated statements of cash flows.

•

“Adjusted EBITDA” represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization (“EBITDA”), adjusted to exclude impairment charges and reversals, gains or losses on asset dispositions, share-based compensation, gains/losses on financial instruments, gains or losses from equity accounting in investees and foreign exchange gains/losses.

•

“Adjusted net income or loss” excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges and reversals, debt financing costs, unrealized and non-cash gains/losses on financial instruments, foreign exchange gains/losses and gains or losses from equity accounting in associates as well as other significant non-cash, non-recurring items.

•

“Free Cash Flow” is a common performance measure in the gold mining industry with no standardized meaning. The Company calculates free cash flow by deducting additions to mining interests from net cash provided by operating activities. Capital expenditures related to the Toroparu Project, which are being funded by the net proceeds of the Senior Notes and the Wheaton PMPA, are excluded from additions to mining interests for the purpose of the Free Cash Flow calculation. The Company discloses Free Cash Flow as it believes the measure assists investors and analysts in evaluating the Company’s ability to generate cash flow after exploration, development and capital expenditures to service its debt obligations, pay dividends, make investments and build the cash resources of the Company.

25  |  P a g e

The following table reconciles the Company’s average realized gold price, total cash costs and AISC per ounce sold and adjusted EBITDA by operating segment as disclosed in this MD&A for the first quarters of 2022 and 2021:

	First Quarter 2022				First Quarter 2021

($000’s except ounces and per ounce data)	Segovia Operations	Marmato Operations	(1)	Total	Segovia Operations	Marmato Operations	(1)	Total

Gold sales (ounces)	53,645	-		53,645	52,637	2,680		55,317

Revenue
Gold	$99,783	$-		$99,783	$95,238	$5,003		$100,241
Silver	1,539	-		1,539	1,582	96		1,678

	$101,322	$-		$101,322	$96,820	$5,099		$101,919

Average realized gold price per ounce sold	$1,860	$-		$1,860	$1,809	$1,867		$1,812

Total cash costs
Production costs	$42,146	$-		$42,146	$42,028	$3,970		$45,998
Production taxes	3,229	-		3,229	2,959	400		3,359
Silver revenues	(1,539)	-		(1,539)	(1,582)	(96)		(1,678)

Total cash costs on a by-product basis	$43,836	$-		$43,836	$43,405	$4,274		$47,679

Total cash costs per ounce sold	$817	$-		$817	$825	$1,595		$862

AISC
Total cash costs on a by-product basis	$43,836	$-		$43,836	$43,405	$4,274		$47,679
G&A, excluding DD&A	7,607	-		7,607	3,643	436		4,079
Social programs and contributions	3,100	-		3,100	2,131	29		2,160
Sustaining capital and E&E costs (3)	8,522	-		8,522	9,164	689		9,853
Provision for environmental fees	22	-		22	-	-		-
Lease payments	578	-		578	595	28		623

Total	$63,665	$-		$63,665	$58,938	$5,456		$64,394

AISC per ounce sold	$1,187	$-		$1,187	$1,120	$2,036		$1,164

Adjusted EBITDA (2)	$45,218	$-		$45,218	$46,059	$264		$46,323

(1)

The methodology used to calculate total cash cost per oz and AISC per oz for the Marmato Operations reflects the Company’s approach and differs in certain aspects with Aris’ approach. The Marmato Operations data in the first quarter of 2021 represents operating results prior to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

(2)

Adjusted EBITDA is calculated as total revenue less the sum of production costs, production taxes, G&A (excluding DD&A), social programs and contributions, and provision for environmental fees, all as shown in the table above. Refer also to the reconciliation of Adjusted EBITDA in the table on page 27.

(3)	Refer to the reconciliation on page 18 to Additions to Mining Interests, Plant and Equipment in the Interim Financial Statements.

26  |  P a g e

The following table provides a reconciliation of adjusted EBITDA to the Financial Statements:

	First Quarter

	2022	2021

Net income	$5,238	$118,305
Income tax expense	15,552	14,431
Finance costs, net of finance income	5,892	3,229
Depreciation and amortization	8,325	7,684

EBITDA	35,007	143,649
Share-based compensation expense (recovery)	1,208	(472)
Aris Transactions costs	-	9,817
Loss (gain) on financial instruments	7,316	(42,848)
Gain on loss of control of Aris	-	(56,886)
Gain on sale of assets	-	(8,913)
Loss (gain) from equity accounting in associates	1,032	2,164
Foreign exchange (gain) loss	655	(188)

Adjusted EBITDA	$45,218	$46,323
The following table provides details of the primary components of adjusted EBITDA:
	First Quarter

	2022	2021

Revenue	$101,322	$101,919
Cost of sales, excluding DD&A	(45,397)	(49,357)
G&A, excluding DD&A	(7,607)	(4,079)
Social programs and contributions	(3,100)	(2,160)

Adjusted EBITDA	$45,218	$46,323

27  |  P a g e

The following table provides a reconciliation of adjusted net income to the Financial Statements:
	First Quarter

	2022	2021

Net income	$5,238	$118,305
Aris Transactions costs	-	9,817
Loss (gain) on financial instruments	7,316	(42,848)
Gain on loss of control of Aris	-	(56,886)
Gain on sale of assets	-	(8,913)
Accretion of discount on Senior Notes	561	-
Debt financing costs	-	149
Foreign exchange (gain) loss	655	(188)
Loss (gain) from equity accounting in associates	1,032	2,164
Income tax effect on adjustments	(21)	348

Adjusted net income	$14,781	$21,948
The following table provides a reconciliation of adjusted basic and adjusted diluted earnings per share:
	First Quarter

	2022	2021

Adjusted net income	$14,781	$21,948
Adjusted non-controlling interest	-	525

Adjusted net income attributable to shareholders	14,781	22,473
Add: Interest expense on Convertible Debentures, net of tax	286	317

Adjusted net income for fully diluted computation	$15,067	$22,790

Weighted average number of shares (000’s)
Basic	97,787	61,728
Add: Impact of stock options and warrants	8,313	8,055
Add: Impact of conversions of Convertible Debentures	3,789	4,211
Fully diluted	109,889	73,994

Adjusted earnings per share
Basic	$0.15	$0.36

Diluted	0.14	0.31
The following table provides a reconciliation of Free Cash Flow to the Financial Statements:
	First Quarter

	2022	2021

Net cash provided by operating activities	$24,209	$13,617
Additions to mining interests
Total additions per cash flow statement	(20,257)	(11,120)
Add: Toroparu Project capital expenditures	6,736	-

Net additions to mining interests	(13,521)	(11,120)

Free Cash Flow	$10,688	$2,497

28  |  P a g e

Risks and Uncertainties

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Such risks include:

●	Liquidity risks;
●	Metal price volatility;
●	Future production rates;
●	Financing risks;
●	Indebtedness of the Company;
●	Servicing indebtedness;
●	The Company and its subsidiaries may incur additional indebtedness;
●	Indebtedness – restrictive covenants;
●	Current global markets and economic conditions;
●	Availability and cost of supplies;
●	Exploration, development and operations;
●	Risks with title to mineral properties;
●	Changes in environmental laws;
●	Mining risks and insurance risks;
●	Price risk;
●	Currency risk;
●	Regulatory approvals;
●	Environmental permits;
○	Segovia Project;
○	Toroparu Project;
●	Changes in legislation;
●	Corruption;
●	Labour matters and employee relations;
●	Economic and political factors:
○	Colombia:
○

Emerging market country; economic and political developments; exchange controls; decline in economic growth; seizure or expropriation of assets; protection of mining rights; local legal and regulatory systems; Colombia is a less developed country; and guerilla and other criminal activity;

○	Guyana:
○	Political instability; exchange controls; decline in economic growth; and protection of mining rights;
○	Venezuela;
●	Use of and reliance on experts outside Canada;
●	Integration risks;
●	Governmental regulation and permitting;
●	Decommissioning liabilities;
●	Shortage of experienced personnel and equipment;
●	Potential conflicts of interest;
●	Possible volatility of stock price;
●	Repatriation of earnings;

29  |  P a g e

●	Enforcement of civil liabilities;
●	Forward-looking information may prove inaccurate;
●	Infrastructure;
●	Joint ventures;
●	Competition;
●	Dividends;
●	Service of process and enforcement of judgments outside Canada;
●	COVID-19 Virus; and
●	Other risks.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the prices of the Company’s securities could decline and investors may lose all or part of their investment.

Readers are encouraged to read and consider the risk factors listed above, which are more specifically described in the Company’s Annual Information Form dated as of March 31, 2022 which is available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, including but not limited to statements with respect to anticipated business plans or strategies, gold production, total cash costs and AISC per ounce sold, capital expenditures, dividends and NCIB purchases, involve known and unknown risks, uncertainties and other factors which may cause the actual actions, events and results to be materially different from estimated actions, events or results expressed or implied by such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated as of March 31, 2022, which is available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

30  |  P a g e